ASSET PURCHASE AGREEMENT

     Asset Purchase Agreement (the "Agreement") dated as of November 10, 1997 by and among SofTech, Inc., a Massachusetts corporation ("SofTech"), Information Decisions, Inc. ("IDI"), a wholly-owned subsidiary of SofTech (collectively, the "Buyer"), CIMLINC Incorporated, a Delaware corporation ("CIMLINC"), CIMLINC Ltd. and CIMLINC GmbH (collectively with CIMLINC, the "Seller").


                                   WITNESSETH

     WHEREAS, subject to the terms and conditions hereof, Seller desires to sell substantially all of the properties and assets of the Advanced Manufacturing Technology group ("AMT") of CIMLINC; and

     WHEREAS, subject to the terms and conditions hereof, Buyer desires to purchase said properties and assets of Seller for the consideration specified herein and the assumption by Buyer of certain liabilities and obligations of Seller specified herein;

     NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

                                    Section 1

                           PURCHASE AND SALE OF ASSETS

1.1 Sale of Assets. Subject to the provisions of this Agreement, on the date this Agreement is signed (the "Closing"), at such time and place as shall be determined by mutual agreement of the parties, Seller agrees to sell and Buyer agrees to purchase, all of the Seller's right, title and interest in and to the properties, assets and business of the Seller's AMT group (the "Business") of every kind and description, tangible and intangible, real, personal or mixed, and wherever located, including, without limitation, all assets shown or reflected on the Base Balance Sheet (as defined in Section 2.7 hereof) and listed on Schedule 1.1, and all of the Proprietary Rights (as defined in Section
2.22 below); provided, however, that the following property shall be excluded from such purchase and sale:

          (a) Seller's corporate seals, corporate franchise, organizing or governing documents, By-laws, stock record books, corporate record books containing minutes of meetings of directors and stockholders and such other records as have to do


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     exclusively with Seller's organization or stock capitalization
     (collectively, the "Corporate Records");

          (b) Seller's tax and accounting records; provided, however, that Seller shall provide Buyer with access to these documents in accordance with Section 2.15 hereof;

          (c) All cash on hand or cash overdraft positions as of the Closing date; and

          (d) All billed accounts receivable for revenue recorded prior to the Closing date by the Seller in accordance with its revenue recognition policies. Such receivables shall be composed only of billings for (1) software or hardware shipped on or before the Closing date, (2) services performed on or before the Closing date other than services related to a maintenance agreement, and (3) maintenance with a start date on or before the Closing date.

The assets, property and business of Seller to be sold to and purchased by Buyer under this Agreement are hereinafter sometimes referred to as the "Subject Assets", and the assets, property and business of Seller to be excluded from the sale to Buyer are hereinafter sometimes referred to as the "Excluded Assets" and are detailed at Schedule 1.1(a).

1.2 Limited Assumption of Liabilities. Upon the sale and purchase of the Subject Assets, Buyer shall assume and agree to pay or discharge when due in accordance with their respective terms, those liabilities listed on Schedule 1.2. Buyer shall not assume or be liable for any liabilities or obligations of Seller arising at or prior to the Closing unless specifically identified on Schedule
1.2. Without limiting the foregoing, Buyer shall not assume and shall not pay any of the following liabilities or obligations:

          (a) liabilities incurred by Seller in connection with this Agreement, and the transactions provided for herein, including, without limitation, counsel and accountant's fees, salary continuation arrangements extended to all AMT employees, severance arrangements and expenses pertaining to the performance by Seller of its obligations hereunder;

          (b) Taxes (as defined in Section 2.8 hereof) of Seller, whether relating to periods before or after the transaction contemplated in this Agreement or incurred by Seller in connection with this Agreement and the transactions provided for herein.

          (c) liabilities of Seller with respect to any options, warrants, agreements or convertible or other rights to acquire any shares of its capital stock of any class; and

          (d) liabilities in connection with or relating to any actions, suits, claims, proceedings, demands, assessments and judgments, costs, losses, liabilities, damages,


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     deficiencies and expenses (whether or not arising out of third-party claims), including, without limitation, interest, penalties, attorneys' and accountants' fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

The liabilities to be assumed by the Buyer under this Agreement are hereinafter sometimes referred to as the "Liabilities" and the liabilities which are not assumed by Buyer under this Agreement are hereinafter sometimes referred to as the "Excluded Liabilities". The assumption of said Liabilities by Buyer hereunder shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller, and nothing herein shall prevent Buyer from contesting in any manner any of said Liabilities.

1.3 Base Purchase Price and Payment. In reliance upon the representations and warranties of the Seller herein contained and made at the Closing and in full consideration of the terms and conditions hereof and the sale by Seller to Buyer of the Subject Assets, SofTech shall deliver (the "Purchase Price") to the Seller at the Closing the following:

          (a) the sum of $1,750,000 by wire transfer of immediately available federal funds to such account(s) as Seller shall designate; and

          (b) 200,000 shares of SofTech, Inc. common stock (the "Shares"), par value $.10 per share.

1.4 Additional Purchase Price. In addition to the cash and Shares paid to Seller by Buyer at the Closing, Seller will receive a royalty of 5% of the revenue from the sale of the Prospector software offering for a period of three years following the Closing. Such royalty shall be paid on a quarterly basis within 30 days of the end of each of Buyer's fiscal quarters following the Closing. No royalty payments shall be due on the first $2.0 million of Prospector software sales.

1.5 Guarantee Value of Shares. Buyer hereby provides Seller with a guarantee that the Shares received at the Closing will have a value of at least $1.0 million within two years of the Closing or an additional payment will be due from Buyer to Seller for the difference. The payment for the difference, if required, shall be made in cash or SofTech stock or any combination thereof at the discretion of Buyer within 30 days subsequent to the end of the two year period. If the payment is made, in whole or part, in SofTech stock the average closing price for the last thirty trading days of the two year period shall be used to derive the per share value and any such stock will be included within the definition of Shares. Such guarantee of value shall only apply to that portion of the Shares held by Seller at time payment is due. Sale of Shares in whole or in part shall negate the guarantee for the portion of the Shares sold. However, in no event shall the issuance of SofTech stock in payment of such guarantee cause the total shares issued to complete this transaction to exceed 19.9% of shares outstanding prior to the transaction, approximately 1,041,500 shares. Seller agrees that the Buyer has not made any representations regarding the present or projected value of its shares and the $1.0 million does not constitute such a representation.


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The Seller may pledge the Shares to lenders in order to secure financing. In the event of default under such pledging arrangements whereby the ownership of such Shares is transferred to the lender, the guarantee as detailed in this section
1.5 shall transfer to the lender. The lender shall inherit the same rights under the guarantee as was extended to Seller in this section 1.5 as it relates to the guarantee of Share value.

If during the guarantee period the per share value of the SofTech stock shall close at or above a per share value which equates to an aggregate value of at least $1.4 million for the Shares for at least 10 trading days during any 30 trading day period, no additional payments shall be due from Buyer. This provision only applies, however, if the registration document filed by the Buyer as required under section 5.1 is effective or the Shares are tradable without such effective registration document.

1.6 Allocation of Purchase Price. Both parties agree that the purchase price of approximately $4.4 million ($1,750,000 in cash, $2.3 million in assumed liabilities and $350,000 of stock) will be allocated as follows:

             Prospector Software                $3.0 million
             CAD Software                        1.0 million
             Fixed assets                         .2 million
             Goodwill                             .2 million

The parties agree that the amounts so allocated are fair measures of the market value of the software and fixed assets based on assumptions regarding current market information, replacement value, projected cash flow from expected revenue and experience from marketing such assets to other interested parties, and the parties agree to file all required reports with the Internal Revenue Service consistent with the foregoing.

1.7 Transfer of Subject Assets. At the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer title to all Subject Assets. Such instruments of transfer (a) shall be in the form (not inconsistent with the provisions hereof) which are usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance reasonably satisfactory to Buyer and its counsel, and (c) shall effectively vest in Buyer good and marketable title to all the Subject Assets free and clear of all liens, restrictions and encumbrances not shown or reflected on the Base Balance Sheet except anything arising from actions of Buyer (except that all contract consents may not have obtained).

1.8 Delivery of Records and Contracts. At the Closing, Seller shall deliver or cause to be delivered to Buyer all of Seller's leases, contracts, commitments, agreements applicable to the AMT business(including without limitation non-competition agreements) and rights, with such assignments thereof and consents to assignments as are necessary (except that all contract consents may not have obtained) to assure Buyer of the full benefit of the


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same. Seller shall also deliver to Buyer at the Closing all of Seller's business records, tax returns, books and other data, in each case relating to the Business (except corporate records and other property of seller excluded under Section 1.1 as to which only copies need to be delivered in accordance with such Section), and Seller shall take all requisite steps to put Buyer in actual possession and operating control of the AMT assets and business.

1.9 Further Assurances. Seller from time to time after the Closing at the request of Buyer and without further consideration shall execute and deliver further instruments of transfer and assignment and take such other action as Buyer may reasonably require to more effectively transfer and assign to, and vest in, Buyer each of the Subject Assets. Seller shall cooperate with Buyer to permit Buyer to enjoy Seller's rating and benefits under the workman's compensation laws and unemployment compensation laws of the applicable jurisdictions, to the extent permitted by such laws. Nothing herein shall be deemed a waiver by Buyer of its rights to receive at the Closing an effective assignment of each of the leases, contracts, commitments or rights of Seller as otherwise set forth in this Agreement.

1.10 Sales and Transfer Taxes. All sales and transfer taxes, fees and duties under applicable law (including all transfer taxes, fees, duties, if any) incurred in connection with this Agreement or the transactions contemplated thereby will be shared equally by Buyer and Seller.

                                    Section 2

                    REPRESENTATIONS AND WARRANTIES OF SELLER

2.1 Making of Representations and Warranties. As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller, jointly and severally, hereby make to Buyer the representations and warranties contained in this Section 2.

2.2 Organization and Qualification of CIMLINC. CIMLINC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted. The copies of CIMLINC's Certificate of Incorporation and bylaws, as amended to date, certified by the Secretary of State of the State of Delaware are complete and correct, and no amendments are pending or contemplated. CIMLINC is not required to be licensed or qualified to conduct its business or own its property in any other jurisdiction in which it is not qualified.

2.3 Subsidiaries. CIMLINC has no subsidiaries and does not own any securities issued by, and has not loaned any funds to, any other business organization or governmental authority other than those listed on Schedule 2.3.


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2.5 Authority. Seller has full right, authority and power to enter into this
Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement and to carry out the transactions contemplated hereby. The execution delivery and performance by Seller of this Agreement and each such agreement, document and instrument have been fully authorized by all necessary action of Seller and no other action on the part of Seller is required in connection therewith. The execution, delivery and performance of this Agreement by Seller does not and will not: (a) violate any provision of the Certificate of Incorporation or bylaws; (b) violate any laws of the United States, or any state or other jurisdiction applicable to Seller or require Seller to obtain any approval, consent or waiver of, or make any filing with, any person or entity that has not been obtained or made; and (c) result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any contract, agreement, or lease to which Seller is a party except as set forth on Schedule 2.5.

2.6      Status of Tangible Property.

(a) No Real Property Owned. - Seller does not currently, nor has Seller ever in the past, owned any real property.

(b) Leased Real Property. All real property leased by Seller as tenant or lessee and used in the AMT business is listed on Schedule 2.6(b). Copies of all the leases have been provided to Buyer and are complete, accurate, true and correct. Each of the Leases is in full force and effect on the terms set forth therein and have not been modified, amended or altered, in writing or otherwise.

(c) Personal Property. A complete list of machinery, equipment, furniture, fixtures, leasehold improvements and all other tangible personal property owned or leased by Seller and used in the AMT business is listed on Schedule 2.6(c). Seller has good and valid, legal title to all of the personal property owned by it and used in the Business, free and clear of all claims, liens and encumbrances other than the liens of TransAmerica Business Credit Corporation which are being released at the Closing, and all of its equipment leases are valid and no default exists under any such lease. All such personal property is in good repair and working order and has been well maintained.

2.7 Financial Statements.


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(a) Buyer has received the following financial statements related to the actual performance and the financial position of the AMT business, copies of which are attached hereto as part of Schedule 2.7: balance sheets as of March 31, 1997, June 30, 1997, and September 30, 1997 and statements of income for the twelve months ended March 31, 1997, 1996, and 1995, and for the three months ended June 30, 1997 and September 30, 1997. Said financial statements are complete, true, accurate and correct, have been prepared in accordance with generally accepted accounting principles applied consistently during the periods covered thereby, and present fairly the financial condition of the AMT business at the dates of said statements and the results of its operations for the periods covered thereby. The balance sheet of AMT as of March 31, 1997 is hereafter referred to as the "Base Balance Sheet". The indirect overhead expenses for such services as facility rent, maintenance and repair, all accounting functions, shared research and development expenditures and general management have been allocated to AMT based on management's best estimates of benefits of such efforts and amounted to $786,000, $1,369,000, and $1,220,000 for the twelve months ended March 31, 1997,
1996 and 1995, respectively. Such allocation is a fair allocation based on the services provided to AMT by the corporate group.

(b) As of the date of the Base Balance Sheet, AMT had no liabilities of any nature that would be required to be disclosed in accordance with generally accepted accounting principles, whether accrued, absolute, contingent or otherwise, asserted or unasserted except liabilities (i) stated or adequately reserved against on the Base Balance Sheet, or (ii) specifically reflected on the Schedules furnished to Buyer hereunder as of the date hereof.

(c) As of the date hereof, AMT has no liabilities of any nature which would be required to be disclosed in accordance with generally accepted accounting principles, whether accrued, absolute, contingent or otherwise, asserted or unasserted, except liabilities specifically reflected in Base Balance Sheet or specifically reflected on the Schedules furnished to Buyer hereunder on the date hereof or incurred in the ordinary course of business since the date of the Base Balance Sheet.

2.8 Taxes.

(a) CIMLINC has paid or caused to be paid all federal, state, local, foreign and other taxes, including, without limitation, income taxes, estimated taxes, alternative taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, capital stock taxes, franchise taxes, employment and payroll related taxes, withholding taxes, property taxes, whether or not measured in whole or part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties owed by it (collectively, "Taxes") required to be paid by it through the date hereof whether disputed or not.

(b) CIMLINC has, in accordance with applicable law, filed all federal, state, local and foreign tax returns required to be filed by it through the date hereof, and all such returns correctly and accurately set forth the amount of any Taxes relating to the applicable


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period. Schedule 2.8(b) lists all federal, state, local and foreign income tax returns filed by CIMLINC for the fiscal year ended March 31, 1996 and 1997 with notation as to those returns that have been audited or are currently being audited. CIMLINC has delivered to Buyer a complete and correct copy of each of those returns listed and all examination reports and statements of deficiencies assessed against or agreed to by CIMLINC with respect to such returns.

2.9 Accounts Receivable. The software product billings making up the accounts receivable balance as of the transaction date which will be retained by CIMLINC and collected by them subsequent to the transaction have been recorded in compliance with the CIMLINC revenue recognition policy as stated in the audited financial statements. Schedule 2.9 attached hereto is a complete listing of these billings. There are no obligations to provide additional services in order to collect these balances other than those obligations listed on Schedule 2.9.

2.10 Absence of Certain Changes. Since the date of the Base Balance Sheet there has not been, relating to the Business:

     (a) any material adverse change in the financial condition, properties, assets, liabilities, business or operations of the Business;

     (b) any contingent liability incurred by the business as guarantor or otherwise with respect to the obligations of others or any cancellation of any debt or claim owing to, or waiver of any right of Seller;

     (c) any obligation or liability of any nature incurred by Seller, whether accrued, absolute, contingent or otherwise, asserted or unasserted, other than obligations and liabilities incurred in the ordinary course of business consistent with the terms of this Agreement;

     (d) any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any assets of Seller other than in the ordinary course of business;

     (e) any labor trouble or claim of unfair labor practices involving Seller; any change in compensation by Seller to any officers, employees, agents or independent contractors other than normal merit increases in accordance with its usual practices, or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors;

     (f) any payment or discharge of a lien or liability of Seller which was not shown on the Base Balance Sheet or incurred in the ordinary course of business thereafter;

     (g) any change in accounting methods or practices, credit practices or collection policies used by Seller;


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     (h) any agreement or understanding, whether in writing or otherwise, for
     Seller to take any of the actions specified in paragraphs (a) through (h) above; or

     (i) any material change in relations with customers, suppliers, employees, consultants, distributors, or independent contractors.

2.11 Contracts. Schedule 2.11 is a complete list of all written and oral contracts, commitments, plans, agreements and licenses to which Seller is a party relating to AMT. Seller is not a party to any other contract, commitment, plan, agreement or license relating to the Business that is not described on
Schedule 2.11.

     Seller is not in default under any such contracts, commitments, plans, agreements or licenses described on Schedule 2.11 and has no knowledge of conditions or facts which with notice or passage of time, or both, would constitute default. To the knowledge of Seller, no other party to any such contract, commitment, plan, agreement or license is in default thereunder, and Seller as no knowledge of conditions or facts which with the notice or passage of time, or both, would constitute a default.

2.12 Litigation. There is no litigation or governmental or administrative proceeding or investigation pending against Seller or threatened against Seller which are reasonably likely to have an adverse effect on Seller's assets, prospects, financial condition or business or which would prevent or hinder the consummation of the transactions contemplated by this Agreement.

2.13 Compliance with Laws. Seller is in compliance in all material respects with all applicable statutes, ordinances, orders, rules and regulations promulgated by any federal, state, municipal or governmental authority which apply to the conduct of its business, and Seller has not received notice of a violation or alleged violation of any such statute, ordinance, order, rule or regulation.

2.15 Corporate Records. The corporate record books of CIMLINC record all material corporate action taken by its stockholders and board of directors and committees thereof. The copies of the CIMLINC's corporate records delivered to Buyer are true and complete copies of the originals of such documents. Seller has provided Buyer with access to all tax and accounting records in order to perform its due diligence procedures. Seller represents that such tax and accounting records are true and complete.

2.16 Employee Benefit Plans. Schedule 2.16 lists and describes all employee benefit plans that have been offered to employees of the AMT business since inception through the Closing Date. Seller has provided Buyer with true and complete copies of all documents embodying or governing such Plans.

2.17 Environmental Matters. AMT has never generated, transported, used, stored, treated, disposed of or managed any Hazardous Waste. No Hazardous Material has ever been or is threatened to be spilled, released or disposed of by or on behalf of AMT at any site presently or formerly owned, operated, leased or used by AMT, or has ever


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come to be located in the soil or groundwater at any such site. AMT has no liability under, nor has it ever violated, any Environmental Law. For the purposes of this Section 2.17, (i) "Hazardous Material" shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) `Hazardous Waste" shall mean and include any hazardous waste as defined or regulated under any Environmental Law;
(iii) "Environmental Law" shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted; and (iv) "Seller" shall mean and include Seller and all other entities for whose conduct Seller is or may be held responsible under any Environmental Law.

2.18 Directors, Officers, and Suppliers.

(a) Schedule 2.18(a) is a true and complete list of all current directors and officers of CIMLINC. Neither the Seller nor any other director or officer of Seller, owns, directly or indirectly, on an individual or joint basis, any material interest in, or serves as an officer, director, employee of or consultant to, any customer, competitor or supplier of AMT or any organization that has a material contract or arrangement with or lease of real or personal property to the Business.

(b) Schedule 2.18(b) is a true and complete list of the suppliers of AMT to whom AMT has made a payment, of $5,000 or more during or with respect to the fiscal year ended March 31, 1997 showing with respect to each, the name, address and dollar volume involved.

2.19 Disclosure. To the knowledge of Seller, the representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by CIMLINC to Buyer pursuant to this transaction do not contain any untrue statement of a material fact, and, when taken together, do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances in which they were made. There are no facts pertaining to past actions or past or current agreements of Seller that could reasonably be expected to have a material adverse effect on the business, assets, prospects, operations or condition of AMT that have not been specifically disclosed herein or in a Schedule furnished herewith, other than general economic conditions affecting AMT's business.

2.20 Employees and Labor Matters.

(a) As of the date hereof, Seller employs 31 full-time employees and 3 part-time employees in the AMT business and generally enjoys a good employer-employee


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relationship. Schedule 2.20(a) sets forth the name, position, pay rate, full-time or part-time status, date of hire, annual review date and exempt or non-exempt status of each of AMT's employees. Seller has no knowledge that a key employee of the Business does not plan to accept employment with Buyer.

(b) Schedule 2.20(b) is a list of all employees that have terminated employment, for any reason, voluntarily or otherwise, with AMT over the last 24 months with a brief description of the circumstances of such termination. Also included on said Schedule is a description of the former position held by the former employee and the pay rate of said former employee.

     Seller is not delinquent in payments to any of its employees, past or present, for any wages, salaries, commissions, bonuses or other direct compensation for any services provided or amounts required to be reimbursed, relating to the Business. There are no workers' compensation or other similar claims filed against Seller, and the Seller does not know of any injury or other event that may give rise to any such claim, relating to the Business. There are no charges of employment discrimination or unfair labor practices that have been filed against or involving Seller, relating to the Business. There are no grievances, complaints, or charges that have been filed against Seller, relating to the Business. Seller is, and has been at all times since its effective date, in compliance with the requirements of the Immigration Reform Control Act of 1986, relating to the Business. Seller's payroll systems and classification of employees is and for 18 months prior to the Closing has been consistent with and in compliance with the requirements of the Fair Labor Standards Act, as amended, and any and all applicable state minimum wage and overtime laws, relating to the Business.

2.21 Customers and Distributors.

(a) As of the date hereof, Schedule 2.21(a) sets forth any representative, distributor or direct customer who accounted for more than $10,000 of revenue to the Business in any of the fiscal years ended March 31, 1997 and 1996 or for the six month period ended September 30, 1997. The Schedule shall include customer name and dollar amount purchased.

(b) As of the date hereof, Schedule 2.21(b) sets forth the direct customers that have purchased Prospector software and includes number of units sold and date of sale.

(c) Schedule 2.21(c) sets forth the sales of Prospector software to distributors and identifies the number of units of software that remain unsold to end users as of the date hereof.

2.22 Proprietary Rights.

(a) "Proprietary Rights" means all of the following owned by, issued to or licensed to Seller and used exclusively in the Business, and any and all corresponding rights that, now


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or hereafter, may be secured throughout the world: patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissues, continuations, continuations-in-part, revisions, extensions, or reexaminations thereof; trade marks, service marks, trade dress, logos, trade names, corporate names, together with all goodwill associated therewith; copyrights and copyrightable works; and registrations, applications and renewals for any of the foregoing; trade secrets and confidential information (including, without limitation, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and accounting data, business and marketing plans, and customer and supplier lists and related information); computer software (including, without limitation, data, data bases and documentation); other intellectual property rights; and all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case including, without limitation, the items set forth in Schedule 2.22 attached hereto.

(b) Schedule 2.22 sets forth a complete list of all: (i) patented or registered Proprietary Rights and pending patent applications or other applications for registrations of Proprietary Rights owned or filed by or on behalf of CIMLINC;
(ii) all material trade names and material unregistered trademarks and service marks owned by CIMLINC and used exclusively in the Business; (iii) all material software owned by CIMLINC and licensed to third parties exclusively through the Business ("Material Software"); and (iv) all licenses or similar agreements under which CIMLINC is the licensee of any Proprietary Rights.

(c) Except as set forth in Schedule 2.22: (i) CIMLINC owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use, the Proprietary Rights reasonably necessary for the operation of the Business as currently conducted, free and clear of all liens, licenses, security interests, encumbrances and other restrictions, (ii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Proprietary Rights has been made, is currently outstanding or is threatened,
(iii) the conduct of the Business has not infringed, misappropriated or otherwise conflicted with any intellectual property rights of any third parties, and CIMLINC has not received any notices of, and is not aware of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to the Proprietary Rights (including any demands by third parties that CIMLINC take a license of any intellectual property for use in the Business); (iv) no independent contractor developed or assisted in the development of the Prospector software; and (v) no independent contractor developed or assisted in the development of any other Material Software, except in accordance with a written agreement assigning to CIMLINC such independent contractor's right, title and interest in such Material Software.

(d) CIMLINC has taken all steps required to maintain and protect the Proprietary Rights. Such steps have included, but are not limited to: (i) the affixation of all copyright notices required by applicable law to all copies of Material Software and the documentation related thereto; (ii) distribution of Material Software and its related documentation (A) to employees, consultants, contractors and potential investors, only subject to appropriate confidentiality agreements or (B) to customers of the Business, only subject to license agreements restricting the use and disclosure thereof; and (iii) disclosure of material confidential information of the Business (including but not limited to source code and systems documentation for Material Software) only to persons who require access to such information for the Business, and only subject to written confidentiality agreements.

2.23 and 2.24 (Intentionally omitted)

2.25 Investment Representations and Warranties. The Seller hereby represents and warrants to Buyer that with respect to the Shares received at the Closing:

Seller is acquiring the Shares for its own account, for investment, and not with a view to any distribution thereof within the meaning of the Securities Act. Seller has been granted the opportunity to investigate the affairs of Buyer and to ask questions of its officers and employees and has availed itself of such opportunity either directly or through its authorized representative.

Seller understands that because the Shares have not been registered under the Securities Act or securities or "blue sky" laws of any jurisdiction, the Shares can not be disposed of unless subsequently registered under the Securities Act or exemptions from such registration are available. The Seller acknowledges and understands that except for the registration rights granted in this Agreement, no other registration rights to require Buyer to register the Shares exists. The Seller understands that each certificate representing the Shares will bear a legend in substantially the same form provided below (in addition to any legend required under applicable state securities laws).

          THE SHARES REPRESENTED HEREBY HAVE BEEN ACQUIRED BY THE HOLDER NAMED HEREON FOR HIS OWN ACCOUNT FOR INVESTMENT; AND SUCH SECURITIES MAY NOT BE PLEDGED, SOLD OR IN ANY OTHER WAY TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS IN EFFECT AT THAT TIME, OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT.

Upon the request of Seller, the Buyer shall remove the foregoing legend from the certificate if, with such request, the Buyer receives a legal opinion from counsel reasonably satisfactory to it or a "no action" letter, in either case, to the effect that the proposed transfer of the Shares may be effected without registration under the Securities Act and applicable state securities laws.

                                    Section 3

                REPRESENTATIONS AND WARRANTIES OF SOFTECH AND IDI

3.1 Making of Representations and Warranties. As a material inducement to Sellers to enter into and to consummate the transactions contemplated by this Agreement, Buyer hereby represents and warrants the following:

     (a) SofTech is duly organized, validly existing and in good standing under the Laws of the State of Massachusetts with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by them.

     (b) SofTech has the full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered pursuant to this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by SofTech of this Agreement has been duly authorized by all necessary action of SofTech, and no other action on the part of SofTech is required in connection therewith.

3.2 SofTech Reports. SofTech's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 and its Quarterly Report of Form 10-Q for the fiscal quarter ended August 31, 1997 do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

3.3 Stock. The Shares issued to Sellers pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid, non-assessable.

3.4 Disclosure. To the knowledge of Buyer, the representations, warranties and statements contained in this Agreement and in the certificates, exhibits and schedules delivered by Buyer to Seller pursuant to this transaction do not contain any untrue statement of a material fact, and, when taken together, do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances in which they were made.

                                    Section 4

                                 INDEMNIFICATION

4.1 Indemnification by the Sellers. Each Seller, jointly and severally, agrees to indemnify and hold Buyer and their respective subsidiaries, officers, directors, partners or employees harmless from and against any damages, diminution in value, liabilities, losses, claims, taxes or expenditures of any kind or nature whatsoever which may be sustained or suffered by any of them arising out of or based upon any other breach of any representation, warranty or covenant under this Agreement or in any agreement, certificate, schedule or exhibit delivered pursuant hereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representation, warranty, covenant or agreement.

4.2 Indemnification by SofTech . SofTech agrees to indemnify and hold Seller harmless from and against any damages, liabilities, losses, taxes for expenditures of any kind or nature whatsoever which may be sustained or suffered by any of them arising out of or based upon any breach of any representation, warranty, covenant or agreement under this Agreement or in any agreement, certificate, schedule or exhibit delivered pursuant hereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representation, warranty, covenant or agreement.

4.3 Notice and Defense of Claims. In the event of a claim arising under the indemnification provisions detailed above, the party making the claim shall do so in writing to the person or persons responsible for the indemnification. The party receiving such claim has 30 days to review the written notification and either agree the claim is valid or dispute such claim in writing to the other party. In the event of agreement with the validity of such claim, payment shall be made within 45 days of receipt of notification. If the dispute can not be settled by negotiation between the parties within 90 days of receipt of notification, upon election of either party, the dispute shall be referred to the American Arbitration Association to be settled in Indianapolis, Indiana on an expedited basis in accordance with the commercial arbitration rules of said organization. Fees and expenses of such arbitration shall be shared equally.

4.4 Exclusive Remedy. The parties agree that the remedies provided in Section 4 shall be the exclusive remedies with respect to any alleged breach of any representation or warranty made in this Agreement.

4.5 Limitation on Indemnification by Sellers. The right of the Buyer to indemnification from the Seller shall be subject to the following provisions:

     (a) The Seller shall be provided with a $200,000 deductible for all claims for indemnification under Section 4.1 by the Buyer. No payments of such claims shall be made by the Seller to the Buyer until such time as such claims exceed $200,000 and only to the extent that such claims exceed that amount; and

     (b) No indemnification shall be payable to the Buyer from the Seller pursuant to Section 4.1 for claims in excess of $1.0 million in the aggregate exclusive of claims relating to the Excluded Liabilities as to which there shall be no such limitation and which shall not be counted toward such limitation.

4.6 Survival. The representations and warranties of each party contained in this Agreement shall survive the Closing date until October 31, 1998. Any claim for indemnity shall be asserted on or before October 31, 1998 except that any claim relating to Taxes may be asserted until the 60th day after the running of the applicable statute of limitations with respect to the taxable period to which the particular claim relates. Notwithstanding anything to the contrary contained in this Agreement, no time or other limitation applies to losses relating to breaches of covenants contained in this Agreement or to Assumed Liabilities or Excluded Liabilities.

                                    Section 5

                            POST CLOSING OBLIGATIONS

5.1 Registration on Form S-3. Following the issuance of the Shares pursuant to this Agreement, SofTech shall cause a registration statement under the Securities Act of 1933, as amended, to be filed with the Securities and Exchange Commission on Form S-3 (or a substantially equivalent successor form) with respect to such Shares. SofTech shall bear the expenses associated with registering such Shares. This registration document shall be filed within 120 days of the closing date of this transaction and SofTech will use its best efforts to get and keep the document effective until such time as the restrictive legend may be removed.

5.2 Collection of Billed Accounts Receivable by CIMLINC. Cash collected after the Closing from customers by either CIMLINC or SofTech that have an accounts receivable balance retained by CIMLINC in the transaction shall be first applied against the oldest outstanding invoice until all such invoices are paid. However, with regard to the Proper Mold account, it is agreed that all future cash receipts from Proper Mold over the two year period following completion of this transaction will be split evenly until the receivable retained by CIMLINC in this transaction in the amount of $169,820 is paid in full.

5.3 Cross-Licensing of Embedded Technology. After the Closing the parties shall enter into a license agreement (the "Cross-License") allowing the use of each other's technology as embedded in software products existing as of the Closing. The Cross-License shall provide, among other terms and conditions, that: (i) SofTech shall have a perpetual, nonexclusive, fully-paid, royalty-free license to distribute CIMLINC's LINKAGETM software as it exists in current software products licensed through the Business, in object code form only, as part of current and future products of the Business, provided that SofTech may not market any such CIMLINC software as a separate or stand-alone product; (ii) CIMLINC shall have a perpetual, non-exclusive, fully-paid, royalty-free license to distribute the two-dimensional and three-dimensional CAD software of the Business, in object code form only, as part of current and future products of CIMLINC, provided that CIMLINC may not market any such Business software as a separate or stand-alone product; and
(iii) each parties license to the third parties of its software products that contain embedded software of the other party shall prohibit third party licensees from marketing or distributing the other party's embedded software as a separate or stand-alone product. If the parties are unable to agree on the terms of, or otherwise fail to execute, the Cross-License, then the terms set forth in clauses (i) through (iii) of this Section 5.3 shall be deemed to be the terms and restrictions under which each party shall be permitted to use the embedded software of the other.

5.4 Required Audits of AMT. Seller agrees to cooperate fully following the transaction in allowing Buyer's Independent Auditors to complete the required audits of prior fiscal year AMT financial statements on a stand-alone basis for inclusion in Buyer's Form 8-K. Such audited financial statements must be filed with the Securities and Exchange Commission on or before the 75th day following the close date of the transaction.

5.5 Nonsolicitation. Each of the Buyer and Seller agree that, for a period of one year from the transaction date, without the prior written consent of the other party, which consent shall not be unreasonably withheld, they shall not, directly or indirectly, solicit for employment, hire as an employee, consultant or contractor, or otherwise engage any employee who was employed by the other party as of the transaction date. For the purpose of this section 5.5 only, all employees of the Business that are offered employment by the Buyer shall be deemed employees of Buyer at the transaction date regardless of their ultimate acceptance of such offer of employment with Buyer.

5.6 Account Reconciliation. Seller agrees to close the October 31, 1997 AMT books and records in the normal course and to provide Buyer with such final records by November 15, 1997. Seller agrees to assist Buyer in accomplishing the transfer of all licensing and distributor agreements as summarized on Schedule 2.11.

5.7 Assignment of Registered Trademarks. Seller agrees to enter into an assignment agreement with Buyer subsequent to the Closing to assign all of the registered trademarks listed of the Business as listed on Schedule 2.22A to Buyer. Such assignment agreement shall be in a form suitable for filing with the Patent and Trademark Office.

                                    Section 6

                                OTHER INFORMATION

6.1 Governing Law. This Agreement shall be construed under and governed by the internal laws of the Commonwealth of Massachusetts.

6.2 Notices. Any notice or communication required hereunder shall be in writing and shall be deemed to have been given if sent by facsimile transmission (with confirming copy by mail) upon receipt. All notices will be sent to the addresses set forth below:

To SofTech:
                                   SofTech, Inc.
                                   3260 Eagle Park Drive, N.E.
                                   Grand Rapids, MI 49505
                                   Attention: Mark Sweetland

To the Sellers:
                                   CIMLINC Incorporated
                                   1222 Hamilton Parkway
                                   Itasca, Illinois 60143
                                   Attention: John L. Parsons

To Seller's Legal Counsel:
                                   Kirkland & Ellis
                                   200 E. Randolph
                                   Chicago, Illinois 60601
                                   Attention: Carter W. Emerson, P.C.

6.3 Entire Agreement. This Agreement, including the Schedules and Exhibits referred to herein and the other writings specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings. All inducements to the making of this Agreement relied upon by either party have been expressed herein.

6.4 Assignability. This Agreement may not be assigned by the Buyer or the Seller without the prior written consent of the other party. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. No right hereunder shall be created in any person or entity not a party to this Agreement, it being the express intention of the parties hereto that no third party beneficiary rights shall be created or implied by virtue of this Agreement.

ASSET PURCHASE AGREEMENT SIGNATURE PAGE

     IN WITNESS WHEREOF the parties hereto have executed or caused this Agreement to be executed by their duly authorized representatives as of the date set forth above.

                                               SOFTECH, INC.


                                               By: /s/ Mark R. Sweetland
                                                  ------------------------------
                                                       Mark R. Sweetland
                                                       President and CEO

                                               INFORMATION DECISIONS, INC.


                                               By: /s/ Mark R. Sweetland
                                                  ------------------------------
                                                       Mark R. Sweetland
                                                       President and CEO



                                               CIMLINC INCORPORATED


                                               By: /s/ John H. West
                                                  ------------------------------
                                                       John H. West


                                               CIMLINC Ltd.


                                               By: /s/ John H. West
                                                  ------------------------------
                                                       John H. West


                                               CIMLINC GmbH


                                               By: John H. West
                                                  ------------------------------
                                                  John H. West